AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 18, 2019

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act Of 1934

Eaton Vance Municipal Bond Fund

(Name of Subject Company (Issuer))

Eaton Vance Municipal Bond Fund

(Name of Filing Person (Issuer))

Common Shares of Beneficial Interest, $.01 par value

(Title of Class of Securities)

27827X101

(CUSIP Number of Class of Securities)

Maureen A. Gemma

Eaton Vance Management

Two International Place

Boston, Massachusetts 02110

(617) 672-8305

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee
Transaction Valuation	Amount Of Filing Fee
$117,701,055.71(a)	$14,265.37(b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transactional Value was calculated by multiplying 8,969,613.30 shares in the offer (10% of the total number of common shares outstanding) by $13.12 (98% of the net asset value per share of $13.39 as of the close of regular trading on the New York Stock Exchange on April 10, 2019).

(b)	Calculated at $121.20 per $1,000,000 of the Transaction Valuation.

[_]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form of Registration No.: Not Applicable	Date Filed: Not Applicable

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third party tender offer subject to Rule 14d-1.
[x]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[_]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[_]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO is filed by Eaton Vance Municipal Bond Fund, a Massachusetts business trust (the “Fund”). This Schedule TO relates to the Fund’s offer to purchase for cash up to 10% or 8,969,613 shares of its outstanding common shares, without par value (the “Common Shares”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated April 18, 2019 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase constitute the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The price to be paid for the Common Shares is an amount per share, net to the seller in cash, equal to 98% of the net asset value per share as of the Expiration Date (as defined in the Offer) or such later date to which the Offer is extended. The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated April 18, 2019.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Notice of Withdrawal.
(a)(5)(i)	Press Release issued on April 18, 2019.
(d)(i)	Standstill Agreement dated February 28, 2019.

Item 13.

Not applicable.

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Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eaton Vance Municipal Bond Fund

                          By: /s/ Payson F. Swaffield

Name: Payson F. Swaffield

Title: President

Dated as of April 18, 2019

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Exhibit Index

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated April 18, 2019.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Notice of Withdrawal.
(a)(5)(i)	Press Release issued on April 18, 2019.
(d)(i)	Standstill Agreement dated February 28, 2019.